UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  FORM N-54/A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

                  The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	GTREX, INC.

Address of Principal Business Office	65 ENTERPRISE ALISO VIEJO, CA 92656

Telephone Number	(949) 330-7140

Name and Address of Agent for Service and Process	Christopher Berlandier GTREX, Inc. 65 Enterprise Aliso Viejo, CA 92656 (949) 330-7140

            Check one of the following:

[X]          The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934.  Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
__001-31974______________________________________________.

[   ]          The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

                The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: __________________________________________________________________________________.

                The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
_________________________________________________________________________________.

                The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed  on its behalf in the City of Aliso Viejo and State of California on this 25th day of January, 2005.

/s/ Christopher Berlandier GTREX, INC. By: Christopher Berlandier Its: Chief Executive Officer